UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.

(Exact name of Registrant, as specified in its charter)

1500 - 885 West Georgia Street

Vancouver, British Columbia

Canada, V6C 3E8

Tel: (604) 895-2700

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Amended And Restated 2021 Credit Agreement, dated July 25, 2023

99.2	Code of Conduct

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2024

WEST FRASER TIMBER CO. LTD.

“Christopher A. Virostek”
Christopher A. Virostek Senior Vice-President, Finance and Chief Financial Officer